UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat announces the closing of its €1 billion offering of Senior Notes due 2013

Signatures

Fiat announces the closing of its €1 billion offering of Senior Notes due 2013

Fiat announced today that it had successfully closed its offering of €1 billion in principal amount of 6.625% of Senior Notes due 15 February 2013, which had priced on 7 February 2006.

The Notes, which have been issued by Fiat Finance and Trade Ltd. société anonyme, a wholly-owned subsidiary of Fiat S.p.A., and are guaranteed by Fiat S.p.A., have been rated Ba3 by Moody’s Investors Service, BB- by Standard & Poor’s Ratings Services and BB- by Fitch Ratings, in line with the agencies' current ratings on Fiat Group's long-term debt. The Notes have been admitted to listing on the Irish Stock Exchange.

The Notes are only being offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other securities laws. The Notes may not be offered or sold in the United
States absent registration or an applicable exemption from registration requirements.

This press release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction, including Italy.
Securities of Fiat Finance and Trade Ltd. S.A. (the “Company”) and those guaranteed by Fiat S.p.A. may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration. The Notes have not been, nor will they be, registered under the Securities
Act. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that will contain detailed information about
Fiat Finance and Trade Ltd. S.A., and its management, as well as financial statements. Neither the Company nor Fiat has any intention of making such a public offering of the Notes in the United States.

The offering of the Notes has not been registered with the Commissione Nazionale per le Societá e la Borsa (CONSOB) and no application has been made to Bank of
Italy, pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public
(sollecitazione all'investimento), and the Notes may only be offered, sold or delivered in Italy in compliance with applicable laws and regulations.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) or high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates to is reserved for relevant persons only and may only be engaged in by relevant persons.

This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the "Prospectus Directive"). A prospectus prepared pursuant to the Prospectus
Directive has been published, which can be obtained from the registered offices of the Issuer and the Paying Agents.

Stabilisation/FSA

Turin, February 10, 2006

Not for distribution in the United States

Fiat announces pricing of its offering of €1,000 million in 6.625% Senior Notes due 2013

Following Fiat’s 30th January announcement of the launch of a benchmark seven year Euro bond, Fiat confirms today that the offering has a principal amount of €1,000 million of Senior Notes due 2013 and it has been priced at an issue price of 100% and a coupon of 6.625%. It is currently expected that the offering will close on 10 February 2006, subject to customary closing conditions. The notes will be issued by Fiat Finance and Trade Ltd. société anonyme, a wholly-owned subsidiary of Fiat S.p.A., and guaranteed by Fiat S.p.A..
The notes are only being offered and sold outside the United States to institutional investors that are non-U.S. persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other securities laws. The notes may not be offered or sold in the
United States absent registration or an applicable exemption from registration requirements.

This press release is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction, including Italy. Securities of Fiat Finance and Trade Ltd. S.A. (the “Company”) and those guaranteed by Fiat S.p.A. may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such term is defined in Regulation S under the U.S. Securities
Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration.
The notes have not been, nor will they be, registered under the Securities Act. Any public offering of the Company’s securities to be made in the
United States will be made by means of a prospectus that will contain detailed information about Fiat Finance and Trade Ltd. S.A., and its management, as well as financial statements. Neither the Company nor Fiat has any intention of making such a public offering of the notes in the United States.

The offering of the notes has not been registered with the Commissione Nazionale per le Societá e la Borsa (CONSOB) and no application has been made to Bank of Italy, pursuant to Italian securities legislation. Accordingly, the Notes have not been and will not be offered, sold or delivered in Italy in a solicitation to the public (sollecitazione all'investimento), and the notes may only be offered, sold or delivered in Italy except in compliance with applicable laws and regulations.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) at persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as
amended (all such persons together being referred to as "relevant persons"). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This press release contains forward-looking statements. These statements reflect current beliefs, as well as assumptions made by, and information available to, the entities referred to in this press release; actual results could differ materially.

Turin, February 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney